

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Via E-mail
Tianxiang Hu
Co-Chairman and Executive Chairman
Jupai Holdings Limited
10th Floor, Jin Sui Building
379 South Pudong Road
Pudong New District
Shanghai 200120
People's Republic of China

> **Re:** **Jupai Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 24, 2015**
> **File No. 333-204950**

Dear Mr. Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-1

General

1. We may have additional comments on your accounting for equity issuances, including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
       Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP